Of 7-17-02

UNITED ST
SECURITIES AND EXCHA
Washington, D.C

02023570

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 3 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaRhette Mania Benefits Service Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 William Street, Suite 200
(No. and Street)

Wellesley (City) MA (State) 02481-3892 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Arthur 781-237-2291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patterson and Gerry, LLC
(Name – *if individual, state last, first, middle name*)

276 Union Avenue (Address) Framingham (City) MA (State) 01702-6318 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 7-18-02

OATH OR AFFIRMATION

I, DAVID J. ARTHUR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARHETTE MANN BENEFITS SERVICE GROUP, INC., as of APRIL 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINANCIAL OPERATIONS PRINCIPAL AND TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ITEMS b THROUGH g WERE SENT LAST WEEK WITHOUT THE FACING PAGE.

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

AUDITED FINANCIAL STATEMENTS

April 30, 2002

CONTENTS

PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

To the Board of Directors
LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
Wellesley, MA 02481

We have audited the accompanying statement of financial condition of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of LaRhette Manin Benefits Service Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patterson and Gerry CPAs, LLC

June 21, 2002

276 Union Avenue · Framingham, MA 01702 · Tel. (800) 419-2367 · Fax: (508) 820-2519

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

April 30, 2002

ASSETS

Cash	$11,896
Prepaid expenses	6,716
Receivable from broker-dealer and clearing organization	107,782
Total assets	$126,394

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$6,375
Accrued expenses	30,319
Total liabilities	36,694
STOCKHOLDERS' EQUITY	
Capital stock: common, no par value, authorized 12,500 shares issued and outstanding: 100 shares	100
Additional paid-in-capital	18,400
Retained earnings	71,200
Total stockholders' equity	89,700
Total liabilities and stockholders' equity	$126,394

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

STATEMENT OF INCOME

For the Year Ended April 30, 2002

REVENUES	
Commissions	$935,162
Interest income	126
Total revenues	935,288
EXPENSES	
Bank service charges	205
Insurance	8,739
Legal and professional expenses	26,637
Licences	16,670
Management fee	758,968
Miscellaneous	2,055
Interest expenses	390
Publication	303
Total expenses	813,967
INCOME BEFORE INCOME TAXES	121,321
PROVISION FOR INCOME TAXES	30,124
NET INCOME	$91,197

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended April 30, 2002

	Common Stock		Additional	Retained	Total Stockholder's
	Shares	Amount	Paid-in capital	Earnings	Equity
Balance at May 1, 2001	100	$100	$24,900	($19,997)	$5,003
Net income				91,197	91,197
Distribution of capital			(6,500)		(6,500)
Balance at April 30, 2002	**100**	**$100**	**$18,400**	**$71,200**	**$89,700**

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

STATEMENT OF CASH FLOWS

For the Year Ended April 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$91,197
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation and amortization	0
Increase (decrease) on operating liabilities:	
Prepaid expenses	(6,716)
Commission receivable	(107,782)
Accounts payable	6,375
Accrued expenses	21,144
Net cash provided by operating activities	4,218
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution of capital	(6,500)
Net cash used in financing activities	(6,500)
Decrease in cash	(2,282)
CASH - May 1, 2001	14,178
CASH - April 30, 2002	$11,896

See Accountants' Audit Report and Notes to Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

As of August 8, 2001, LaRhette Manin Benefits Service Group, Inc. (Company) began operations as a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). On April 23, 2002 the Company became registered with the Municipal Securities Rulemaking Board (MSRB). The Company was incorporated in the Commonwealth of Massachusetts and is wholly owned by LaRhette Manin Insurance Agency, Inc (Parent). The Company provides hospitals and other similar medical groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers.

Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference relates primarily to a net operating loss (deductible for financial statement purposes but not for income tax purposes).

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued...)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes was as follows:

Interest	$390
Income taxes	$456

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent company. The Company pays $86,500 per month to the Parent company in consideration of certain operating expenses, fixed assets and other general and administrative expenses paid on behalf of the Company. The management agreement became effective on August 8, 2001 (the date the Company was approved as a broker-dealer by the NASD and the Commonwealth of Massachusetts). The Company paid the Parent a total of $758,968 for the year ended April 30, 2002.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In the first year of operations, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 minimum net capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness that amounts to $4,587. At April 30, 2002, the Company had net capital of $82,984, which was $77,984 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.44 to 1.

NOTE 4 - INCOME TAXES

Components—Current and Deferred

The provisions for income taxes consist of the following components:

	Total	Federal	State
Current tax expense	$35,024	$23,056	$11,968
Deferred tax benefit	(4,900)	(3,000)	(1,900)
	$30,124	$20,056	$10,068

NOTE 5 – MAJOR CUSTOMERS

The Company has earned revenue from 2 major customers of approximately 40% of its total revenue earned for the year ended April 30, 2002. The Company receives 100% of its revenues from 2 other broker-dealers based upon the funds collected from the Company's customers.

NOTE 6 – SUBSEQUENT EVENTS

On May 30, 2002, the Company paid the Parent Company $18,400 which represented the remainder of the additional paid in capital received from the Parent company from time to time.

SUPPLEMENTARY INFORMATION

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2002

NET CAPITAL	
Total stockholders' equity qualified for net capital	$89,700
Deduct:	
Prepaid expenses	(6,716)
Total net capital	$82,984
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Payable to parent company	$5,000
Other accounts payable and accrued expenses	31,694
Total aggregate indebtedness	$36,694
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required:	$5,000
Excess net capital at 800 percent	$77,984
Ratio: Aggregate indebtedness to net capital	.44 to 1

See Acountants' Audit Report